Exhibit 99.1

[TRANSLATION]

November 14, 2016

Company Name: FRONTEO, Inc.

Representative: Masahiro Morimoto, CEO and Chairman of the Board

(Stock Code.: 2158, Tokyo Stock Exchange)

(NASDAQ Ticker Symbol: FTEO)

Contact person: Shuichi Seo, CFO

Phone: +81-3-5463-6344

Notice of the Issuance and the Subscription for the 2nd Unsecured Bonds with Convertible Bond
Type Stock Acquisition Rights by Third-Party Allotment

TOKYO, Japan, November 14, 2016—FRONTEO, Inc. (TSE: 2158) (hereinafter referred to as “FRONTEO”) today announced that a resolution was passed at its Board of Directors meeting held on November 14, 2016, to issue and call for the subscription for the 2nd unsecured bonds with convertible bond type stock acquisition rights (hereinafter referred to as “Bonds with Stock Acquisition Rights”, of which the constituents are the “Warrants” and the “Bonds”) to Whiz Healthcare Japan 2.0 Investment Limited Partnership, the managing partner of which is Whiz Partners Inc. (hereinafter “Whiz Partners”), by third-party allotment (hereinafter, the “Third-Party Allotment”), as well as the conclusion of an Investment Agreement (the “Investment Agreement”) on acceptance of the Bonds with Stock Acquisition Rights with Whiz Partners, the managing partner for the entity planned for the allotment (the “allottee”).

1.                  Summary of Subscription

2nd unsecured bonds with convertible bond type stock acquisition rights

(1) Due date of payment	Thursday, December 1, 2016

(2) Total number of stock acquisition rights	40 units

(3) Issue price of bonds and stock acquisition rights	Issue price per Bond shall be ¥62,500,000 (¥100 per ¥100 par value) The issue price of the Warrants shall be gratis.

(4) Number of residual securities from the issuance	3,075,030 shares

(5) Amount of funding	¥2,500,000,000

(6) Conversion price	¥813

(7) Method for subscription or allotment (allottee)	The Bonds shall be allotted to the following entity by third-party allotment: Whiz Healthcare Japan 2.0 Investment Limited Partnership ¥2,500,000,000

This press release document has been prepared to publicly announce matters related to the issuance of FRONTEO’s bonds and not for the purpose of soliciting investment. FRONTEO has not registered, and is not scheduled to register, any of the bonds under the United States Securities Act of 1933 (including following revisions; hereinafter referred to as the “1933 Securities Act”). The bonds must not be offered or sold in the United States or to Americans, by the calculation of an American, or for Americans, without a registration or an exemption from registration under the 1933 Securities Act. Therefore, Whiz Healthcare Japan 2.0 Investment Limited Partnership and its related companies must not sell the bonds in the United States or to Americans, and may sell the bonds only when being compliant with Regulation S and only by methods based on Regulation S. The terms used in the present paragraph follow the meanings defined by Regulation S based on the 1933 Securities Act.

(8) Interest rate	The Bonds shall bear no interest.

(9) Other

The preceding respective items for the subscription shall be on the condition that the notification becomes effective in accordance with the Financial Instruments and Exchange Act.

Transfer of the Bonds with Stock Acquisition Rights shall require approval by FRONTEO’s Board of Directors.

2.              Purpose and Reasons for the Subscription

The FRONTEO Group (refers to FRONTEO, Inc. and its nine consolidated subsidiaries) is a data analysis enterprise which provides support for information analysis of big data (among other data) by using its uniquely developed artificial intelligence (AI) engine, “KIBIT.”

Since its inauguration, the FRONTEO Group has developed artificial intelligence capabilities involving “tacit knowledge,” including experience and intuition, through the operation of its legal business (e.g., eDiscovery (electronic evidence disclosure) for the perpetuation, investigation and analysis of electronic data necessary for international lawsuits, support for computer forensic investigation), developed the AI engine KIBIT that performs analyses of human thought as well as makes predictions of future individual human activity based on such analyses, and has actually applied KIBIT to the legal business described above. Additionally, we extended the scope of KIBIT’s application in 2014 to various fields, including health care, business intelligence and marketing, by which we have endeavored to much deeply and widely contribute to solving corporate and social issues.

Especially in the field of health care, while the number of patients is in an increasing trend as Japan turned into an aging society, there are concerns over shortage of medical and care workers and it is essential to continuously improve the efficiency of work in medical and care workplaces. Amid such a situation, the FRONTEO Group has promoted the four projects below in its healthcare business by utilizing the AI engine KIBIT.

<Projects in the healthcare business>

1)             Support for improving in-hospital environment

~ Patient condition variation observation project: Demonstration of “Patient Fall Prediction System”

In the latter half of fiscal year 2016, the FRONTEO Group will commence demonstration of its “Patient Fall Prediction System” for reducing the tumbling and falling risks of inpatients through joint research with the NTT Medical Center Tokyo. FRONTEO’s KIBIT continually analyzes arbitrary descriptions (text data) in electronic medical records made by nurses to swiftly and accurately detect any signs of tumbling or falling of patients that on-site nurses sensed from their experience, and it will contribute to reducing occurrence of adverse events. Through the development of research, it has been proven that KIBIT can identify patients who are at risk of falling at a rate about 40% higher than the internationally standardized judgment method Morse Fall Scale does, and KIBIT is now attracting the attention of people from various medical institutions and nursing care facilities.

2)             Support for mental disorders

~ Participated in AMED’s open source project and established “Mental Disorder Diagnosis System”

In August 2015, the FRONTEO Group was determined by the Japan Agency for Medical Research and Development (AMED) to be the consignee of its open source project (project name: Research and Development Project concerning Medical Equipment and Systems to Realize Future Medical Care — “ICT-Based Diagnosis-Assisting Technology Research and Development Project”). The FRONTEO Group works together with six other institutions in promoting the development of medical equipment that realizes quantitative assessment of the severity of medical disorders by analyzing data extracted from dialog etc. with patients based on its AI technologies. Furthermore, research results indicate a possibility of being able to contribute to development of drugs for medical disorders by developing a system for objectively evaluating the relationship between drug administration and improvement in symptoms, and the new system is anticipated to replace conventional evaluation indices for symptoms of depression, Alzheimer dementia, schizophrenia and other diseases, and to bring benefits to both physicians and patients as a new measure which does not rely on experience or intuition.

3)             Support for personalized medicine

~ Commenced development of “Cancer Precision Medicine AI System”

Support for abundant medical information and literature that are updated every year, and support for informed consent for providing appropriate explanations in accordance with the level of understanding of the patient and obtaining consent are two major hindrances to the establishment of personalized medicine. In order to resolve these issues, in October 2016, FRONTEO agreed with the Japanese Foundation for Cancer Research to start negotiations regarding joint research and development of the “Cancer Precision Medicine AI System” that allows for anyone to extract the latest and optimal information by utilizing the AI engine KIBIT. We expect to deliver a part of this service by the first half of fiscal year 2019. We aim to contribute to the maintenance and improvement of the quality of medical services in Japan by developing this system into a national project under the cooperation of experts, research institutions, medical institutions, etc.

4)             Support for disability employment

~ Support for judgment of mental health care for persons with mental disabilities

Through the cooperative business with LITALICO Inc. which develops employment support for disabled persons, FRONTEO established a mechanism for detecting the signs of disease progression in persons with mental disabilities that may lead to suicide, and commenced operating this project in May 2016.

This is a system which contributes to early detection of disease exacerbation by employing FRONTEO’s AI engine KIBIT to load and analyze the support record of LITALICO. In view of a legislation on the obligation to employ persons with mental disabilities becoming effective in fiscal year 2018, employment of persons with mental disabilities is expected to rise from now on, and it is a field which is anticipated to further draw attention in the future.

Like those above, FRONTEO’s KIBIT is expected to contribute to improving the quality of medical and nursing care services in various scenes and fields. In order for our company to grow in the medium term and continuously strengthen profitability by seizing such business opportunities, early realization of enhanced research and development of KIBIT-based medical systems and of relevant service provision systems has been a management issue.

Against such background, FRONTEO now plans to further expand its healthcare business by utilizing its AI engine KIBIT in collaboration with Whiz Partners (headquarter: 2-5-1, Atago, Minato ward, Tokyo; Founder, CEO, Member of the Board: Toshio Ando). Specifically, we will accelerate the enhancement of research and development and service provision systems that are required for various measures of our healthcare business, including the development of the “Cancer Precision Medicine AI System” that we announced in October 2016.

Whiz Partners has firm human and business networks in the domestic and overseas healthcare industries, and has abundant experience and various achievements in supporting the business development of investee companies in the healthcare field. Although FRONTEO has conducted its own business partner cultivation activities for the purpose of expanding its healthcare business, utilization of Whiz Partners’ domestic and overseas networks is extremely beneficial for FRONTEO in further accelerating the business.

To that end, we believe we can expect to receive active and specific support from Whiz Partners for our healthcare business by the allottee — Whiz HealthCare Japan 2.0 Investment Limited Partnership, the managing partner of which is Whiz Partners — latently holding our company’s common shares through the allotment of the Bonds with Stock Acquisition Rights to it. .

The specific uses and estimated amount of funds procured by the Third-Party Allotment are: 1) a total of ¥380 million for system development of existing projects relating to the healthcare business, 2) a total of ¥70 million for the establishment of an operation & maintenance system for existing projects relating to the healthcare business, 3) a total of ¥50 million for the development of a sales system for existing projects relating to the healthcare business, 4) a total of ¥300 million for new investments into research and development; and 5) a total of ¥1,675 million for tie-up and M&A transactions for accelerating the development of the healthcare business, including cultivation of cooperators and capital participation. Please see “3. Amount to be funded, as well as use and scheduled disbursement timing thereof — (2) Specific uses of the amount to be funded” for more information.

FRONTEO decided to conduct the Third-Party Allotment for the purpose of receiving active support to its healthcare business from the allottee and Whiz Partners and for the purpose of securing a part of research and development costs necessary for various measures in the healthcare business.

FRONTEO plans to improve its mid- to long-term corporate values by promoting and accelerating its strategic theme “healthcare business” as shown above through the Third-Party Allotment and believes that the Third-Party Allotment will therefore contribute to interests of stakeholders including shareholders.

On conducting the Third-Party Allotment, FRONTEO gave considerations to the points below.

(1)         Features of the adopted method compared to other fund procurement means:

1)             If funding is procured by issuing new shares through third-party allotment, the impact on stock prices will likely be more significant compared to the issuance of stock acquisition rights or bonds with stock acquisition rights due to the dilution of per-share earnings that simultaneously occurs, despite the fact that the funding can be completed at once by issuing new shares. On the contrary, issuing convertible type bonds with stock acquisition rights eases the concern of dilution in relative terms and is expected to attenuate the impact on stock prices. Additionally, we believe the Bonds with Stock Acquisition Rights which have clauses on advance redemption are more flexible and beneficial compared to shares that fix the capital relation with the allottee.

2)             If the funding means is limited only to the issuance of stock acquisition rights, it allows for avoiding the occurrence of simultaneous dilution depending on the status of exercise of rights. However, in order to receive active support to our healthcare business from the allottee and Whiz Partners, we selected the Bonds with Stock Acquisition Rights where funds are received for the total issuance price to establish a relationship equivalent to capital ties from the beginning.

(2)         Precautions in accordance with FRONTEO’s needs:

1)             Attenuation of the impact on stock prices

•                  The conversion price, as a result of discussions with the allottee, was determined on the basis of ¥813, the average closing price of FRONTEO’s common shares at the Tokyo Stock Exchange Mothers Markets over three months up to the business day (November 11, 2016) immediately preceding the date of resolution at the Board of Directors’ meeting relative to the Third-Party Allotment, and subsequent revisions shall not be conducted after the issuance according to the decision mechanism. The conversion price was comprehensively determined subsequent to discussions with Whiz Partners, taking into account FRONTEO’s business performance trend, financial standing, share price trend, and other factors.

•                  The Third-Party Allotment is conducted by the issuance of convertible type bonds with stock acquisition rights, where shares are issued as needed by exercising the Warrants based on the factors including the share price trend. Because of that, different from the case of issuing new shares where new shares equivalent to the total planned procurement amount are issued at once, this funding means allows for avoiding a major impact on stock prices through a drastic change in the supply-demand balance of shares.

2)             Restriction on dilution

•                  The Bonds with Stock Acquisition Rights do not have a clause for a downward revision of the conversion price, and there is no possibility of further dilution of stock prices due to the number of shares delivered being increased more than initially planned.

•                  The Warrants are assumed to be exercised over time in response to the stock prices, deal turnovers and other factors, and the dilution impact is considered to be small compared to a one-time issuance of new shares only.

•                  Furthermore, as described above, greater-than-expected dilution will not occur from the funding, and the relatively smooth exercise of the Warrants can be expected during a period of rising stock prices, enabling realization of funding within a range that does not impose excessive impact on the interests of existing shareholders.

3)             Flexibility of capital policy

•                  After December 2, 2016, FRONTEO may, at its discretion, make an advance redemption of all or part of the remaining Bonds with Stock Acquisition Rights by sending an advance notice, to be given during a period not less than one month prior to the date of the redemption, depending on circumstances relating to revision, etc. of cooperative business with Whiz Partners with respect to the healthcare business, which ensures a certain level of flexibility in capital policy.

(3)         Other precautions

In view of their characteristics, the Bonds with Stock Acquisition Rights will contribute to realizing planned funding as the principal for the Bonds will be paid at the beginning. However, if Bondholders do not exercise the Warrants, FRONTEO ultimately becomes liable to redeem the principal of the Bonds and will be required to procure funds for the redemption.

(4)         Content of the Investment Agreement

The Investment Agreement contains clauses that include the contents below.

1)             After the Investment Agreement conclusion date, FRONTEO will not issue stocks (of any type) or warrants (for any type of stocks, including those attached to bonds) without the prior written consent of Whiz Partners, during the ninety- (90) day period following the due date of payment of the Bonds with Stock Acquisition Rights if the allottee should hold all of the Bonds with Stock Acquisition Rights or FRONTEO’s common shares during such period (the “Lockup Period). Furthermore, if FRONTEO desires to issue stocks (of any type) or warrants (for any type of stocks, including those attached to bonds) within three years after the due date of payment of the Bonds with Stock Acquisition Rights or during the period the allottee holds all or part of the Bonds with Stock Acquisition Rights or FRONTEO’s common shares, whichever occurs first (but excluding the Lockup Period, the “Consultation Period”), and if the situation falls under any of the items i. or ii. below, FRONTEO must consult with Whiz Partners in advance in a manner satisfactory to Whiz Partners.

However, this shall not apply: (1) when a company which concludes a licensing, joint development, or other form of business tie-up contract with FRONTEO desires to make an investment in FRONTEO; (2) where Whiz Partners requests advance redemption of all of the Bonds with Stock Acquisition Rights held by the allottee based on the provisions of 16.(3) of the separate details of the terms and conditions for issuance; (3) where FRONTEO requests advance redemption of all securities held by the investor based on the provisions of 16.(2) of the separate details of the terms and conditions for issuance or (4) where FRONTEO and Whiz Partners mutually agree to the issuance of stocks or warrants during such period.

i                     When a third-party offers an investment upon terms more favorable to the third party than  those available to Whiz Partners under Whiz Partners’ additional investment offer into FRONTEO (hereinafter referred to as “Additional Investment”), and Whiz Partners has not withdrawn its Additional Investment offer.

ii                  When issuing bonds with stock acquisition rights containing exercise price revision clauses (as stipulated by Article 19 Paragraph 8 of the Cabinet Office Ordinance on the Disclosure of Corporate Affairs, etc.)

2)             Agreements on advance redemption

The allottee may request advance redemption of the Bonds with Stock Acquisition Rights determined in accordance with 16.(3) of the separate details of the terms and conditions for issuance if any event listed in a. to f. below occurs during the period from the due date of payment to November 30, 2018 (inclusive), regardless of the provisions of 16.(3) of the separate details of the terms and conditions for issuance.

a.              Organizational restructuring of FRONTEO, Inc. and FRONTEO USA, Inc. (hereinafter referred to as “FRONTEO etc.”) (which means a merger where FRONTEO etc. becomes an extinct company, share exchange or share transfer where FRONTEO etc. becomes a wholly owned subsidiary of another company, or absorption-type or incorporation-type split)

b.              Transfer or acquisition of all or a significant portion of the business of FRONTEO etc.

c.               A request for initiating dissolution or bankruptcy, corporate reorganization proceedings, civil rehabilitation proceedings, special liquidation, or other insolvency proceedings of FRONTEO etc. is made; provided, however, that this provision shall not apply to the case where such request is withdrawn within 14 days or rejected by the court.

d.              Delisting or determination to delist FRONTEO’s common shares from the Tokyo Stock Exchange, Inc.

e.               In the case FRONTEO etc. has lost the benefit of time for any of its own debt obligations other than the Bonds with Stock Acquisition Rights, or FRONTEO etc. cannot perform a guarantee obligation with regard to any bonds of a third party other than those of FRONTEO etc. or other debt obligations for which FRONTEO etc. has guaranteed, although said obligation has become enforceable; provided, however, that this provision shall not apply to the case where the total sum (after conversion into Japanese yen) of said obligation does not exceed ¥100 million.

f.                An infringement of the Investment Agreement by FRONTEO, if a notification to request correction of such infringement is made by Whiz Partners and the infringing state is not improved within two weeks

3.              Amount to be funded, as well as use and scheduled disbursement timing thereof

(1)         Amount to be funded

1) Total amount to be paid (yen)	¥2,500,000,000
2) Approximate amount of various issuance-related expenses (yen)	¥25,000,000
3) Estimated net proceeds (yen)	¥2,475,000,000

Notes:             1.              The approximate amount of various issuance-related expenses does not include consumption taxes.

2.              The approximate amount of various issuance-related expenses of ¥25,000,000 is the sum of attorney fees, charges for the calculation and appraisal of the Bonds with Stock Acquisition Rights, third-party research institute compensation regarding relationships with anti-social forces, costs for preparation of a securities registration statement, the registration fee for various changes, and other fees and expenses.

(2)         Specific uses of the amount to be funded

Specific use	Amount (Millions of yen)	Scheduled disbursement timing
1) System development for existing projects relating to the healthcare business	380	December 2016–November 2019
2) Establishment of operation & maintenance systems for existing projects relating to the healthcare business	70	April 2017–November 2019
3) Development of sales system for existing projects relating to the healthcare business	50	September 2017–November 2019
4) New investments into research and development	300	December 2016–November 2019
5) Tie-up and M&A for accelerating the development of the healthcare business including cultivation of cooperators and capital participation	1,675	December 2016–November 2019
Total	2,475

Notes:

1.              The uses and the amounts above were rationally estimated based on currently obtainable information, assuming conducting various measures for materializing the healthcare business. Therefore, the uses or the amounts are subject to change according to future changes in conditions, including when FRONTEO changes such measures and when the environment surrounding the healthcare business changes. Additionally, the scheduled disbursement timing above presupposes smooth progress of such measures, and is subject to change in accordance with the progress status of such measures. If the specific uses are modified, such information shall be disclosed in a timely and appropriate manner in accordance with the related laws and ordinances.

2.              The below is planned as the specific uses above.

1)             System development of existing projects relating to the healthcare business

Regarding the “Cancer Precision Medicine AI System,” whose development commenced in October 2016, we are aiming to deliver a part of its service by the first half of fiscal year 2019, and we plan to allocate ¥330 million for its development cost. Additionally, with respect to the “Patient Fall Prediction System,” whose demonstrative trial is scheduled to launch in the latter half of fiscal year 2016 at NTT Medical Center Tokyo, we plan to allocate ¥50 million to the development of additional functions, in anticipation of a full scale operation scheduled to commence in the latter half of fiscal year 2017. Specifically, we will engage in the customization of the system to improve stability and usability in medical and nursing settings, taking into consideration the results of the demonstrative trial.  Accordingly, we will allocate a total of ¥380 million to system development of existing projects relating to the healthcare business

2)             Establishment of operation & maintenance systems for existing projects relating to the healthcare business

FRONTEO Group currently owns multiple data centers.  However, these are mainly for hosting services which is offered as a part of our legal business and we are of the view that the establishment of an additional data center would be necessary by the latter half of 2017, in order to promote individual projects relating to our healthcare business. Therefore, we plan to allocate ¥40 million to cover these costs (rent, internet connection, server, storage, software purchase, etc.). In addition, we anticipate the need for on-site support and off-site support through telephones and emails, when implementing the various systems in medical and nursing settings and when upgrading those systems.  We plan to secure support staff for this purpose beginning in the first half of fiscal year 2017, and at various stages depending on the progress of the project.  Accordingly, we plan to allocate a total of ¥70 million for the establishment of operation & maintenance systems for existing projects relating to the healthcare business.

3)             Development of a sales system for existing projects relating to the healthcare business

Sales personnel focusing on healthcare business is currently limited at FRONTEO Group, and we are in need of establishing a sales system focusing on healthcare business at stages, including the increase of sales personnel within FRONTEO Group and the promotion of sales through agents, taking into account the progress of the project. Accordingly, we plan to allocate a total of ¥50 million to the development of a sales system for existing projects relating to the healthcare business.

4)             New investments into research and development

Currently, FRONTEO Group is cultivating three new fields, namely healthcare, business intelligence and marketing, for its uniquely developed artificial intelligence engine KIBIT and intends to place more focus on the healthcare field moving forward. Given a noticeable rise in the number of patients, while the shortage of healthcare providers is recognized as a growing issue, we believe FRONTEO’s endeavors meet socioeconomic needs to provide effective and efficient medicine and thus plan to allocate a total of ¥ 300 million to increase research personnel engaging in FRONTEO’s healthcare business and research activities (such as research relating to the health care market and new technologies and obtaining a test date for KIBIT) and to continuously strengthen the profitability of FRONTEO and accomplish midterm growth.

5)             Tie-up and M&A transactions for accelerating the development of the healthcare business including cultivation of cooperators and capital participation

On promoting cultivation of new fields for applying KIBIT in the healthcare business in addition to early monetization of four existing projects in the healthcare business, the FRONTEO Group believes that it is essential to tie up with businesses that can provide supplemental technology, such as those aimed at increasing efficiency in the input of nursing records, and businesses with a strong network in the healthcare industry. Specifically, we plan to collaborate with information system manufacturers for hospitals, database providers specialized in the healthcare industry, genetic testing service businesses and voice recognition system developers. Currently there are no such collaborations in place but in preparation for the future,  we are expecting to allocate ¥1,675 million for flexibly undertaking business tie-up and M&A transactions with such businesses, including capital participation, and we will hold those allocated funds for safekeeping in various accounts such as bank savings accounts.

3.              The procured funds for the uses above shall be managed by a safe management method (e.g., bank deposit) until they are actually disbursed.

4.              Concepts on rationality of the use of the funds

FRONTEO has concluded that promotion of the healthcare business is essential for propelling prior investment into the strategic fields FRONTEO targets, as well as for realizing the maximization of its service values and corporate values. The Third-Party Allotment aims at receiving active support from Whiz Partners for the healthcare business, as well as securing a part of research and development costs necessary for various measures of the healthcare business. Funding by the Third-Party Allotment for promoting and accelerating the healthcare business enables future business expansion, improved profitability and enhanced financial base. While existing shareholders may be affected by dilution, etc., the funding will contribute to improving the corporate values in the mid- to long-term, and we believe the uses of the funds are rational and reasonable.

5.              Rationality of issuance conditions, etc.

(1)         Bases for calculation of the amount to be paid and details thereof

The conversion price of the Bonds with Stock Acquisition Rights was determined to be ¥813 (discount rate: 0%), on the basis of the average closing price of ¥813 for regular transactions of FRONTEO’s common shares at the Tokyo Stock Exchange Mothers Markets over three months up to the transaction day (November 11, 2016) immediately preceding the date of resolution at the Board of Directors’ meeting relative to the Third-Party Allotment (hereinafter referred to as the “Issuance Resolution Date”).  Since FRONTEO’s common share price volatility is high, using a leveled value approach which averages the price of FRONTEO’s common shares over a certain period of time instead of referring to a single share price at a specific time allows for the calculation of a conversion price that reflects FRONTEO’s corporate value in a stabilized manner.  In addition, considering the historical trading prices of FRONTEO common shares, the share price over a one month period would likely be highly volatile.  Therefore, after the discussion with the prospective allottee, we have decided to use the average price of FRONTEO’s common shares on the Tokyo Stock Exchange over the past three months (from August 12 to November 11, 2016) which corresponds closely to the period to be covered in the first quarterly financial reports (August 15 to November 11, 2016)..

We plan to allocate funds from this issuance for the application of FRONTEO’s AI technologies to the healthcare business as a growing field. We believe that the “Patient Fall Prediction System,” “Mental Disorder Diagnosis System,” “Cancer Precision Medicine AI System”, etc., developed uniquely by FRONTEO, meet a socioeconomic need to provide effective and efficient medicine against a backdrop of a trending rise in the number of patients and a concurrent sharp increase in available medical information and that we can redistribute profits to shareholders in the future based on the expected high profitability from the application of artificial intelligence to the healthcare industry.

Based on these projections, we have determined it reasonable to set the conversion price at a level equal to the average stock price over the last three months.  For reference, the conversion price of the Bonds with Stock Acquisition Rights is at a 3.56% discount compared to the average closing price of ¥843 for regular transactions of FRONTEO’s common shares over six months up to the transaction day immediately preceding the Issuance Resolution Date, a 8.24% discount compared to the average closing price of ¥886 for regular transactions of FRONTEO’s common shares over one year up to the transaction day immediately preceding the Issuance Resolution Date, and a 0.74% premium/discount compared to the closing price of ¥807 for regular transactions of FRONTEO’s common shares on the transaction day immediately preceding the Issuance Resolution Date.

In determining the conditions for issuing the Bonds with Stock Acquisition Rights, FRONTEO requested the appraisal of value from PLUTUS CONSULTING Co., Ltd. (3-2-5, Kasumigaseki, Chiyoda-ku, Tokyo; Masato Noguchi, President and Representative Director), a dedicated, independent third-party appraiser, to ensure the fairness of FRONTEO’s decision. In response, PLUTUS CONSULTING Co.,

Ltd. adopted the Monte Carlo simulation method, a commonly used calculation method for stock option value, to appraise the fair value with reference to various preconditions, namely, FRONTEO’s stock price of ¥807 (closing price on the transaction day immediately preceding the Issuance Resolution Date); dividend rate (0%); exercisable period (three years); risk-free interest rate (▲0.223); stock price volatility (approximately 72.58%); actions expected to be taken by FRONTEO and the allottee (FRONTEO’s action: As a general rule, FRONTEO will not conduct an advance redemption unless and until the stock price exceeds the conversion price by 200%.  Allottee’s action: When a conversion is possible, the allottee will exercise its conversion rights as occasion demands. However, the allottee may convert only one Warrant per occasion and may only sell approximately 10% of the median value of the trading volume per day (approximately 59,000 shares/day)); other issuance conditions; and various conditions set forth in the Investment Agreement concluded with Whiz Partners.

FRONTEO’ s Board of Directors has determined that issuing the Bonds with Stock Acquisition Rights does not fall under any specifically advantageous condition because the substantial consideration for the Bonds with Stock Acquisition Rights is not lower than the fair value thereof. This judgment is based on a comparison of the substantial consideration for the Bonds with Stock Acquisition Rights (¥100 per par-value of ¥100), with the fair value calculated by PLUTUS CONSULTING Co., Ltd. (¥99.96 per par-value of ¥100).

Meanwhile, auditors of FRONTEO (all of the three auditors are outside auditors) have stated, in their view, that the conditions for issuing the Bonds with Stock Acquisition Rights are not specifically advantageous to the allottee and are legitimate, for the reasons below:

•                  Calculating the fair value of the Bonds with Stock Acquisition Rights is considered to require knowledge and experience relating to the issuance of bonds with stock acquisition rights and related financial issues, and PLUTUS CONSULTING Co., Ltd. is deemed to have such special experience and knowledge;

•                  PLUTUS CONSULTING Co., Ltd. has no consulting agreement with FRONTEO and is deemed to be independent from the management of FRONTEO;

•                  PLUTUS CONSULTING CO., Ltd. calculated the fair value using the Monte Carlo simulation method, a commonly used calculation method for stock option value, using certain parameters (stock price, exercisable period, risk-free interest rate, stock price volatility, rationally expected hypothesis as actions taken by FRONTEO and the allottee, average deal turnovers, discount rate, other conditions for issuing the Bonds with Stock Acquisition Rights, and various conditions stipulated in the contract to be concluded with the allottee), and there is no reason to believe that the setting of the parameters and the adopting of the Monte Carlo simulation method will be deemed irrational;

•                  Drawing on the calculation results submitted by PLUTUS CONSULTING Co., Ltd. it is considered that no issues are imposed in view of the above three points; and,

•                  At the Board of Directors’ meeting, the directors considered an explanation by the director in charge of the Third-Party Allotment with referencing opinions of PLUTUS CONSULTING Co. Ltd.

(2)         Grounds for a judgment that the issued quantity and the scale of the dilution of shares are reasonable

The number of shares to be newly issued by the exercise of the Warrants attached to the Bonds with Stock Acquisition Rights is a maximum of 3, 075,030. As a result, dilution of shares occurs at a ratio of 8.56% (voting rights: 8.57%) compared to the total number of issued shares of 35, 904,360 (total number of voting rights: 358,978 units) as of September 30, 2016. However, this subscription for ¥2.5 billion Bonds with Stock Acquisition Rights by third-party allotment aiming to stably procure investment funds for a long term for strengthening the financial base and promoting FRONTEO’s healthcare business under business tie-up with Whiz Partners by allocating the funds as described in “3. Amount to be funded, as well as use and scheduled disbursement timing thereof” contributes to improving the corporate values and stock prices of FRONTEO, and FRONTEO considers the issued quantity and the scale of the dilution of shares to be reasonable.

6.              Reason for having chosen the allottee, etc.

(1)         Outline of the allottee

Designation	Whiz Healthcare Japan 2.0 Investment Limited Partnership

Location	Atago Green Hills MORI Tower 36F, 2-5-1, Atago, Minato-ku, Tokyo

Grounds of foundation	Limited Partnership Act for Investment (Act No. 90 of 1998 including subsequent revisions)

Purpose of foundation

In order to protect valuable lives of the people and realize ways of living with more focus on health, the Partnership was formed to invest in corporations that promote healthcare-related businesses based on their ingenious scientific discoveries, technological innovations or revolutionary business models.

Date of formation	October 1, 2014

Total investment amount	¥15,480,000,000

Major investors and investment ratios

1.              38.8%: Organization for Small & Medium Enterprises and Regional Innovation, JAPAN (“SME Support, JAPAN”)

2.              12.9%: Japan Trustee Services Bank, Ltd.

(Specific pension trust 46626-6030)

(Japan Trustee Services is a trustee of corporate pension funds.)

*                 There are no other investors whose investment ratio is over 10% of the invested amount.

3.              1.3%: Whiz Partners Inc. (managing partner of Whiz Healthcare Japan 2.0)

Outline of managing partner	Designation	Whiz Partners Inc.

	Location	Atago Green Hills MORI Tower 36F, 2-5-1, Atago, Minato-ku, Tokyo

	Representative’s name and position	Toshio Ando, Representative Director and Chief Executive Officer

	Description of business	1. Investment in and development of corporations mainly focusing in the fields of life science (biotechnology) and IT (information technology) in and outside Japan

2.              Formation of investment partnerships, as well as administration and management of investment partnership assets

3.              Consulting services on overall management

4.              Type II financial instruments business, investment advisory and agency business, and investment management business

	Capital	¥100 million

Relationship between listed company and said fund	Relationship between listed company and said fund	No specific relationship

	Relationship between listed company and the managing partner	No specific relationship

* FRONTEO requested that JP Research & Consulting, Inc. (3-7-12 Toranomon, Toranomon Annex Building 6th floor, Minato-ku, Tokyo; Keisuke Furuno, Representative Director), a third-party investigative body, investigate and confirm whether the allottee (Whiz Healthcare Japan 2.0) and its managing partner (Whiz Partners), as well as their respective representatives, belong to any antisocial forces such as gang groups and whether they have any relations with antisocial forces. As a result, JP Research & Consulting, Inc. reported that no such relations with antisocial forces are apparent. Also for the main investors of the allottee, FRONTEO confirmed that SME Support, JAPAN does not have any relations with antisocial forces, and has a policy to resolutely reject and take legal measures against unreasonable claims from antisocial forces according to the “Basic Policy Against Antisocial Forces of the Organization for Small & Medium Enterprises and Regional Innovation, JAPAN,” which is posted on SME Support, JAPAN’s website. For other investors, investigation was omitted for companies listed on the Tokyo Stock Exchange, and for unlisted companies and individuals FRONTEO requested that JP Research & Consulting, Inc. investigate and confirm whether they belong to and/or have any relations with any antisocial forces. As a result, JP Research & Consulting, Inc. reported that no such relations with antisocial forces are apparent.

FRONTEO has submitted a confirmation note to the Tokyo Stock Exchange that the allottee, managing partner of the allottee, and the representatives and investors of the allottee have no relation with gang groups.

(2)         Reason for having chosen the allottee

While promoting its healthcare business, FRONTEO thought it is necessary to strengthen its network in the healthcare field and to procure funds. Under such a condition, FRONTEO has considered any and every possible funding means including issuance of new stocks, bonds with stock acquisition rights, or warrants, by third-party allotment, where allottees are supporters that have a deep understanding of the situation surrounding FRONTEO, its technological capabilities, business model, management policy, capital requirements, etc.

To that end, we have been conducting searches for an investor who understands FRONTEO’s healthcare business and would be an appropriate third party allotee.

It was under those circumstances that a proposal was made by Whiz Partners to make an investment, and since then we have engaged in multiple discussions with Whiz Partners to consider the possibility of increasing FRONTEO’s corporate value by utilizing the resources we own and expediting the development of FRONTEO’s “Healthcare Business.”

As a result, as described in “3. Amount to be funded, as well as use and scheduled disbursement timing thereof — (2) Specific uses of the amount to be funded” above, Whiz Partners, the operating partner of the allottee, has firm human and business networks in the healthcare industry, and has abundant experience and various achievements in supporting the business development of investee companies in the healthcare field. For these reasons, FRONTEO judged Whiz Partners appropriate as a business partner for promoting its healthcare business. We also plan to request Whiz Partners to provide support in its management including IR.

(3)         Holding policy of the allottee

The allottee Whiz Healthcare Japan 2.0 Investment Limited Partnership was formed to invest in corporations that promote healthcare-related businesses based on their ingenious scientific discoveries, technological innovations or revolutionary business models, in order to protect valuable lives of the people and realize ways of living with more focus on health, investments in FRONTEO are planned to be allocated to the research and business development costs of FRONTEO’s healthcare business, and FRONTEO plans to request the allottee to provide support in measures that contribute to improving the corporate values of FRONTEO via Whiz Partners, the operating partner of said fund, including business tie-ups with domestic and overseas enterprises etc. FRONTEO has orally confirmed that the allottee has no intention to hold the Bonds with Stock Acquisition Rights or FRONTEO’s common shares issued by exercising the Warrants attached to the Bonds with Stock Acquisition Rights in principle or to participate in the management of FRONTEO, and has set forth a policy to sell them taking into account market trends, investors’ demand, the intention of FRONTEO’s business partners and other factors. Additionally, Whiz Healthcare Japan 2.0 Investment Limited Partnership has expressed orally to FRONTEO that it intends to exercise the Convertible Bond Type Stock Acquisition Rights and sell FRONTEO’s common shares while giving extra consideration to FRONTEO’s business performance, stock price trends, trading conditions in the market, the effects on the market and other factors. In association with the Third-Party Allotment, the allottee may borrow FRONTEO’s common shares from any FRONTEO shareholder to sell FRONTEO’s shares within the quantitative scope of FRONTEO’s common shares to be acquired through the conversion of the Bonds with Stock Acquisition Rights and the exercise of the Warrants for the purpose of hedging the risk of stock price fluctuations. However, since such sales for risk hedging purposes will be made after the related resolution on allotment is publicly announced, FRONTEO has orally confirmed that the allottee will not conduct sales using the borrowed shares which may have an impact on the conversion price and exercise price for the allotment. FRONTEO has also orally confirmed that the allottee will not borrow FRONTEO’s common shares for the purpose of short selling relative to the Third-Party Allotment other than sales for the purpose of such risk hedging. In addition, FRONTEO has orally confirmed that the allottee aims, to the extent possible, to seek transfer to entities who are expected to have synergy effects with FRONTEO or to entities who are likely to become FRONTEO’s stable shareholders instead of selling FRONTEO’s common shares at the market merely for the purpose of recovering the investment, and endeavors to raise the evaluation in the stock market through optimization of the capital structure. However, the allottee may sell said FRONTEO’s common shares from the standpoint of fulfilling its financial operation responsibility to investors with giving extra consideration to the effects on the market, while taking into account insider trading regulations. FRONTEO considers that opportunities for Whiz Partners, the managing partner of the allottee, to sell FRONTEO’s shares in the equity markets are limited because Whiz Partners, which will have an occasion to obtain FRONTEO’s material facts in the course of supporting FRONTEO’s business development in its healthcare business, will be subject to insider trading regulations for a certain period until said material facts are publicly announced.

Transfer of the Bonds with Stock Acquisition Rights to any third party by the allottee Whiz Healthcare Japan 2.0 Investment Limited Partnership is restricted to require FRONTEO’s approval via a resolution of FRONTEO’s Board of Directors. However, it does not prevent the allottee from transferring FRONTEO’s common shares issued by exercising the Warrants attached to the Bonds with Stock Acquisition Rights to a third party. For such occasions, an agreement has been reached in the Investment Agreement to consult with FRONTEO (1) when the allottee transfers, sells or pledges FRONTEO’s common shares acquired by exercising the Warrants (hereinafter referred to as the “Acquired Shares”) to one third party in excess of 5% of the total number of issued shares of FRONTEO at that time, or (2) when the allottee transfers, sells or pledges the Acquired Shares to a third party who has submitted a Report of Possession of Large Volume (as stipulated by Article 27-23, Paragraph 1 of the Financial Instruments and Exchange Act) or its Change Report (as stipulated by Article 27-25, Paragraph 1 of the Act) regarding FRONTEO’s common shares.

(4)         Confirmation on the property required for the payment by the allottee

Regarding the property required for the payment by the allottee, Whiz Healthcare Japan 2.0 Investment Limited Partnership, Whiz Partners reported that the allottee has a deposit balance of ¥3.96 billion as of November 11, 2016. FRONTEO has confirmed that the allottee has funds required for accepting the Third-Party Allotment via the bank passbook of the allottee and determined that the allottee has sufficient funds for paying the amount pertaining to the issuance of the Bonds with Stock Acquisition Rights.

7.              Major shareholders and shareholding ratio thereof after the subscription

Before the subscription (as of September 30, 2016)		After the subscription
Masahiro Morimoto	19.27%	Masahiro Morimoto	17.75%
Focus Systems Corporation	8.31%	Whiz Healthcare Japan 2.0 Investment Limited Partnership	7.89%
Naritomo Ikeue	7.61%	Focus Systems Corporation	7.66%
Japan Trustee Services Bank, Ltd. (trust account)	1.95%	Naritomo Ikeue	7.01%
Junichi Hayashi	1.52%	Japan Trustee Services Bank, Ltd. (trust account)	1.80%
The Dai-ichi Life Insurance Company, Limited	1.52%	Junichi Hayashi	1.40%
Japan Trustee Services Bank, Ltd. (9 trust accounts)	1.46%	The Dai-ichi Life Insurance Company, Limited	1.40%
Tadahiro Kanbayashi	1.20%	Japan Trustee Services Bank, Ltd. (9 trust accounts)	1.35%
The Master Trust Bank of Japan, Ltd. (trust account)	1.165%	Tadahiro Kanbayashi	1.10%
Matsui Securities Co., Ltd.	0.72%	The Master Trust Bank of Japan, Ltd. (trust account)	1.07%

Notes:

1.                        The list of shareholders is prepared based on the shareholders’ register as of September 30, 2016.

2.                        The ratios above are calculated with their third decimal place rounded off to the second decimal place.

3.                        The shareholding ratio of the allottee Whiz Healthcare Japan 2.0 Investment Limited Partnership “after the subscription” is the number assuming that the allottee converts all the Bonds with Stock Acquisition Rights and continues to hold the acquired shares.

8.              Future perspective

The future perspective is as shown in the estimated consolidated business performance for the year that ends March 2017 described in the statement of accounts dated November 14, 2016.

Although FRONTEO believes that allocating the procured funds to the uses described in “3. Amount to be funded, as well as use and scheduled disbursement timing thereof—(2) Specific uses of the amount to be funded” will lead to future business expansion and improved profit as well as further strengthen its financial standing, FRONTEO will immediately disclose any effects on its business performance as a result of utilizing the procured funds in accordance with the planned uses.

(Reference) Estimated consolidated business performance for this term (for those announced as of November 14, 2016) and consolidated business performance for previous term

(Unit: millions of yen)

	Consolidated sales	Consolidated operating profit	Consolidated ordinary profit	Current net profit attributable to parent company shareholders
Estimated consolidated business performance for this term (March 2017)	13,100	95	70	0
Consolidated business performance for previous term (March 2016)	10,553	69	23	(196)

9.              Matters relating to procedures based on the code of conduct of corporations

The Third-Party Allotment does not require obtaining an opinion from independent third parties or any procedure to confirm the intent of shareholders as stipulated by Article 432 of the Securities Listing Regulations established by the Tokyo Stock Exchange, because (1) the dilution ratio is less than 25%, and (2) it does not involve a change of controlling shareholders (even if all the Bonds with Stock Acquisition Rights were converted, a change of controlling shareholders is not expected).

10.       Business performance and equity finance for the most recent three years

(1)         Operating results for the past three years (consolidated)

	Year ended March 2014	Year ended March 2015	Year ended March 2016
Consolidated sales	¥4,171 million	¥6,274 million	¥10,553 million
Consolidated operating profit	(¥598 million)	¥266 million	¥69 million
Consolidated ordinary profit	(¥629 million)	¥434 million	¥23 million
Current net profit attributable to parent company shareholders	(¥604 million)	¥260 million	(¥196 million)
Consolidated current net profit per share	(¥17.74)	¥7.45	(¥5.53)
Dividends per share	¥—	¥3.00	¥3.00
Consolidated net assets per share	¥96.34	¥140.78	¥122.06

(2)         Number of issued shares and residual securities (as of November 11, 2016)

	Number of shares	Percentage relative to the number of issued shares
Number of issued shares	35,869,360	100%
Number of residual securities	3,075,030	8.56%

(3)         Recent stock prices

1)             For the most recent three years

	Year ended March 2014	Year ended March 2015	Year ended March 2016
Opening price	¥439	¥345	¥935
Highest price	¥554	¥1,421	¥1,065
Lowest price	¥219	¥325	¥559
Closing price	¥344	¥937	¥960

Note: Although stock split for 10 shares per share was conducted as of April 1, 2014, the share prices above assume said stock split occurred at the beginning of the 9th term (year ended March 2014).

2)             For the most recent six months

	June 2016	July	August	September	October	November
Opening price	¥1,000	¥859	¥725	¥728	¥770	¥907
Highest price	¥1,042	¥870	¥793	¥818	¥1,025	¥913
Lowest price	¥687	¥696	¥700	¥726	¥760	¥751
Closing price	¥850	¥729	¥728	¥765	¥914	¥826

Note: The share prices of November 2016 are as of November 11, 2016.

3)             Stock prices on the business day immediately preceding the Issuance Resolution Date

November 11, 2016
Opening price	¥839
Highest price	¥839
Lowest price	¥799
Closing price	¥807

(4)         Equity finances for the most recent three years

• Capital increase by third-party allotment

Due date of payment	September 16, 2014

Amount of funding	¥1,148,000,000 (approximate net amount)

Issue price	¥1,155.6 per share

Number of issued shares at the time of subscription	34,411,360

Number of issued shares by said subscription	1,000,000

Total number of issued shares after subscription	35,411,360

Allottee	Deutsche Bank, London Branch

Initial use of funds at the time of issuance	Funds for overseas and domestic business expansion (M&A, business tie-up), research and development costs, and other operating funds

Planned timing for disbursement at the time of issuance	From September 2014, as needed

Appropriation status at present	The funds have been fully appropriated according to the initial uses of funds.

• Issuance of the 10th stock acquisition rights by third-party allotment

Date of allotment	September 16, 2014

Number of stock acquisition rights issued	1,000,000

Issue price	Total of ¥1,570,000 (¥1.57 per stock acquisition right)

Planned amount of funding at the time of issuance (approximate net amount)	¥1,277,970,000

Allottee	Deutsche Bank, London Branch

Number of issued shares at the time of subscription	34,411,360

Number of residual securities due to the subscription	1,000,000

Exercise status at present	Number of exercised shares: - shares

Procured funds at present (approximate net amount)	All units were acquired on January 19, 2015, and there is no procurement.

Initial use of funds at the time of issuance	Funds for overseas and domestic business expansion (M&A, business tie-up), and research and development costs

Appropriation status at present	All units were acquired on January 19, 2015, and there is no appropriation.

11.       Terms and conditions

Please refer to the attached “Terms and Conditions for the Issuance of FRONTEO, Inc.’s 2nd Unsecured Bonds with Convertible Bond Type Stock Acquisition Rights” for the terms and conditions of the issuance of the Bonds with Stock Acquisition Rights.

End

Safe Harbor Statement

This notice contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “aims,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the potential use of artificial intelligence technologies, including KIBIT, and its benefits to the healthcare industry, the anticipated increase in employment of persons with mental disabilities due to new legislation due to become effective in fiscal year 2018, and the expected use of funds to be received from the above-described investment in our company are forward-looking statements.

FRONTEO may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about FRONTEO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FRONTEO’s goals and strategies; FRONTEO’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, FRONTEO’s services; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services. Further information regarding these and other risks is included in FRONTEO’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this notice and in the attachments is as of the date of this notice, and FRONTEO undertakes no duty to update such information, except as required under applicable law.